Exhibit 99.3

CONSENT OF INDEPENDENT AUDITOR’S REPORT

We consent to the use of our report dated November 18, 2022 with respect to the financial statements of Zhongrun (Fujian) Pharmaceutical Co., Ltd., for the years ended June 30, 2022 and 2021 in this Form 6-K of E-Home Household Service Holdings Limited which will be incorporated by reference into the Registration Statement on Form F-3 of E-Home (File No.333-259464), as amended filed with the Securities and Exchange Commission.

/s/ TPS Thayer LLC

TPS Thayer LLC

Sugar Land, Texas

November 18, 2022